                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               Amendment No. 2
                              (Final Amendment)

                                      to

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                           STATEMENT ON SCHEDULE 13d
                   under the Securities Exchange Act of 1934

                            GRADALL INDUSTRIES, INC.
                       (Name of Subject Company [Issuer])

                             JLG ACQUISITION CORP.

                          A WHOLLY-OWNED SUBSIDIARY OF

                              JLG INDUSTRIES, INC.
                                  (Bidders)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
 (AND ASSOCIATED RIGHTS TO PURCHASE SERIES B PARTICIPATING CUMULATIVE PREFERRED
                                     STOCK)
                         (Title of Class of Securities)
                            ------------------------

                                   38411P107
                       (CUSIP Number of Class Securities)

                                THOMAS D. SINGER
                       VICE PRESIDENT -- GENERAL COUNSEL
                              JLG INDUSTRIES, INC.
                                  1 JLG DRIVE
                            MCCONNELSBURG, PA 17233
                                 (717) 485-5161
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                    Copy to:

                              W. ANDREW JACK, ESQ.
                              COVINGTON & BURLING
                         1201 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20044-7566
                                 (202) 662-6000

















                                     (i)

     1) Name of Reporting Person:  JLG Industries, Inc.

        S.S. or I.R.S. Identification No. of Above Person:  25-1199382

        ------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions) [ ] (a)
        [ ] (b)

        ------------------------------------------------------------------------

     3) SEC Use Only
        ------------------------------------------------------------------------

     4) Source of Funds:  WC (working capital), BK (bank)
        ------------------------------------------------------------------------

     5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

        ------------------------------------------------------------------------

     6) Citizenship or Place of Organization:  Pennsylvania

        ------------------------------------------------------------------------


        NUMBER OF SHARES BENEFICIALLY OWNED
           BY EACH REPORTING PERSON WITH
                                              7) Sole Voting Power:  9,761,042
        --------------------------------------------------------------------------------------------

                                              8) Shared Voting Power:  0
        --------------------------------------------------------------------------------------------

                                              9) Sole Dispositive Power:  0
        --------------------------------------------------------------------------------------------

                                             10) Shared Dispositive Power:  0
        --------------------------------------------------------------------------------------------



     11) Aggregate Amount Beneficially Owned by Each Reporting
         Person:  9,761,042

        ------------------------------------------------------------------------


     12) [ ] Check if Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).

        ------------------------------------------------------------------------


     13) Percent of Class Represented by Amount in Row 7: 99.2% (based on 9,837,892 outstanding)

        ------------------------------------------------------------------------


     14) Type of Reporting Person:  CO
--------------------------------------------------------------------------------
---------------




                                      (ii)

     1) Name of Reporting Person:  JLG Acquisition Corp.

        S.S. or I.R.S. Identification No. of Above Person:  25-1835546

        ------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions) [ ] (a)
        [ ] (b)

        ------------------------------------------------------------------------

     3) SEC Use Only
        ------------------------------------------------------------------------

     4) Source of Funds:  WC (working capital), BK (bank)
        ------------------------------------------------------------------------

     5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

        ------------------------------------------------------------------------

     6) Citizenship or Place of Organization:  Pennsylvania

        ------------------------------------------------------------------------


        NUMBER OF SHARES BENEFICIALLY OWNED
           BY EACH REPORTING PERSON WITH
                                              7) Sole Voting Power:  9,761,042
        --------------------------------------------------------------------------------------------

                                              8) Shared Voting Power:  0
        --------------------------------------------------------------------------------------------

                                              9) Sole Dispositive Power:  0
        --------------------------------------------------------------------------------------------

                                             10) Shared Dispositive Power:  0
        --------------------------------------------------------------------------------------------



     11) Aggregate Amount Beneficially Owned by Each Reporting
         Person:  9,761,042

        ------------------------------------------------------------------------


     12) [ ] Check if Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).

        ------------------------------------------------------------------------


     13) Percent of Class Represented by Amount in Row 7: 99.2% (based on 9,837,892 outstanding)

        ------------------------------------------------------------------------


     14) Type of Reporting Person:  CO
--------------------------------------------------------------------------------
---------------




                                      (iii)

          This Amendment No. 2 amends and supplements Schedule 14D-1 and Statement on Schedule 13D, dated May 17, 1999 (the "Schedule 14D-1"), as amended by Amendment No. 1, dated June 2, 1999, of JLG Acquisition Corp., a Delaware corporation ("Merger Subsidiary") and JLG Industries, Inc., a Pennsylvania corporation ("Parent"), filed in connection with the Merger Subsidiary's offer to purchase all outstanding shares of common stock, par value $0.001 per share (together with associated rights to purchase Series B Participating Cumulative Preferred Stock) (collectively, the "Shares") of Gradall Industries, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 1999. All capitalized terms not defined herein have the meanings given to them in the
Schedule 14D-1.

ITEM 6. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

          The response to Item 6 of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:


          At 12:00 midnight, New York City time, on Tuesday, June 15, 1999, the Offer expired. Based on a preliminary count from the Depositary, 9,761,042 Shares were tendered in the Offer, including 328,833 Shares tendered subject to guaranteed delivery procedures, and 322,432 Shares that were issued pursuant to the exercise of options after the expiration of the Offer and tendered by certain employees. On June 18, 1999, subject to the terms of the Offer, Merger Subsidiary accepted for payment all of the Shares validly tendered and not withdrawn prior to the expiration of the Offer representing approximately 99.2% of the Shares of the Company. Payment for the tendered Shares will be made by the Depositary. Following completion of the Offer, there remain approximately 76,850 shares outstanding. The Merger is expected to be completed on June 18, 1999, and any Shares not tendered pursuant to the Offer will be converted into the right to receive $20.00 per Share in cash. A copy of the press release issued by Parent on June 16, 1999, announcing the expiration of the Offer is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

          The response to Item 11 of the Schedule 14D-1 is hereby amended and supplemented as follows:

   (a)(9) Text of Press Release issued by Parent, dated June 16, 1999, announcing completion of the Offer.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JLG ACQUISITION CORP.

By: /s/ THOMAS D. SINGER
    --------------------------------------------------------
    Name: Thomas D. Singer
    Title: Vice President, Secretary
JLG INDUSTRIES, INC.

By: /s/ THOMAS D. SINGER
    --------------------------------------------------------
    Name: Thomas D. Singer
    Title: Vice President -- General Counsel, Assistant Secretary


Dated: June 18, 1999

                                 EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)       Offer to Purchase, dated May 17, 1999*
(a)(2)       Letter of Transmittal (including Guidelines for
             Certification of Taxpayer Identification number on
             Substitute Form W-9)*
(a)(3)       Notice of Guaranteed Delivery*
(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees*
(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees*
(a)(6)       Text of Joint Press Release issued by Parent and the
             Company, dated May 11, 1999*
(a)(7)       Form of summary advertisement, dated May 17, 1999*
(a)(8)       Text of Press Release issued by Parent, dated June 2, 1999, announcing early termination under the HSR Act. **
(a)(9)       Text of Press Release issued by Parent, dated June 16, 1999 announcing completion of the Offer.***
(b)(1)       Commitment Letter dated May 5, 1999, to Parent from First
             Union National Bank*
(c)(1)       Agreement and Plan of Merger dated as of May 10, 1999, among
             Gradall Industries, Inc., JLG Industries, Inc., and JLG
             Acquisition Corp.*
(c)(2)       Stockholders Agreement dated as of May 10, 1999, among JLG
             Acquisition Corp.; JLG Industries, Inc.; Gradall Industries,
             Inc. and MLGA Fund II, L.P.*
(c)(3)       Stockholders Agreement dated as of May 10, 1999, among JLG
             Acquisition Corp.; JLG Industries, Inc.; Gradall Industries,
             Inc.; Sangwoo Ahn; Perry J. Lewis; Barry L. Phillips; Jack
             D. Rutherford; David S. Williams; Joseph H. Keller, Jr.;
             James C. Cahill; and Bruce A. Jonker*
(c)(4)       Confidentiality Agreement dated November 3, 1997, as amended on February 23, 1999 between Gradall Industries, Inc. and
             JLG Industries, Inc.*



*   Previously filed on May 17, 1999
**  Filed with Amendment No. 1 on June 2, 1999
*** Filed with this Amendment No. 2